Exhibit 2

Deutsche Telekom AG
Friedrich-Ebert-Allee 140
D-53113 Bonn
Germany

NAB Nordamerika Beteiligungs
  Holding GmbH

Friedrich-Ebert-Allee 140
D-53113 Bonn
Germany

                                 August 7, 2001

Ladies and Gentlemen:

         As you are aware, Sprint Corporation ("Sprint") has prepared a preliminary prospectus supplement pursuant to which Sprint proposes to sell shares of PCS Common Stock, Series 1 ("PCS Common Stock") on its own behalf. Sprint currently expects to price its offering and enter into a binding underwriting agreement after the close of the market (4:00 p.m.) on the date hereof.

         At this time, Sprint invites Deutsche Telekom AG and its wholly-owned subsidiary, NAB Nordamerika Beteiligungs Holding GmbH (collectively, "DT"), to sell shares of PCS Common Stock in Sprint's offering (collectively, the "Offering"), subject to the terms and conditions outlined below.

         DT agrees that it is bound to sell up to 57,000,000 shares of PCS Common Stock to be issued upon conversion of shares of PCS Common Stock, Series 3 and with respect to shares of Class A Common Stock of Sprint held by DT at a price equal to that which is obtained by Sprint in the Offering, which shall be $24.50 per share. DT agrees to pay an underwriting discount per share in connection with the sale of its shares equal to 2.5% per share, which is equal to the underwriting discount per share to be paid by Sprint in connection with the shares sold by Sprint in the Offering. Sprint agrees that any shares that DT sells in the Offering shall be allocated between firm shares and additional shares in the same proportions that the shares being sold by Sprint are allocated.

         Sprint's invitation to DT and DT's ability to participate in the Offering is subject to the following terms and conditions:

         o DT hereby consents to full disclosure regarding DT as a selling stockholder in the final prospectus supplement, in accordance with applicable securities laws and in form and substance reasonably satisfactory to DT's attorneys.

         o DT shall enter into an underwriting agreement substantially in the form attached hereto as Exhibit A (the "Underwriting Agreement").

         o The certificates evidencing any shares to be sold in the Offering by DT (other than the certificate representing shares of Class A Common Stock) shall be delivered to Sprint's transfer agent in Kansas City on the date hereof.

         o DT shall execute and provide all other necessary certificates and documents in connection with the Offering, including appropriate transfer instructions, powers of attorney, blood letters, cross receipts, opinions of counsel etc., which shall be in a form reasonably satisfactory to Sprint and its counsel.

         Notwithstanding Section 2(b) of the Offering Process Agreement, dated as of February 20, 2001 among France Telecom ("FT"), DT, NAB and Sprint, the provisions of Section 1.7 of the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of November 23, 1998, among FT, DT, NAB and Sprint, as amended, shall apply to the Offering as if DT were participating in the Offering pursuant to Section 1.2 of the Registration Rights Agreement. This Agreement is intended to be one of the agreements referred to in Section 9(h) of the Underwriting Agreement.

         DT acknowledges that it has had the opportunity to conduct any and all due diligence that DT determines is appropriate or desirable in connection with the Offering. Following the execution of this letter and prior to closing, DT and its counsel shall be entitled to participate in diligence sessions, together with the underwriters and their counsel, at the times and places otherwise scheduled by Sprint for the underwriters' due diligence.

         DT acknowledges and agrees that the existing lock-up provisions in the Offering Process Agreement dated as of February 20, 2001 shall continue to be binding on DT with respect to any shares not sold in the Offering.

         Upon the execution of this letter by DT, the representatives of the underwriting syndicate for the Offering will undertake to finalize a final book based upon the availability of DT's shares. The representatives have advised that they will keep both Sprint and DT informed of the marketing process. Sprint reserves the right, for any reason whatsoever, to exclude any (or all) of DT's shares from the Offering.

         Subject to the last sentence of the immediately preceding paragraph, after the close of the market (4:00 p.m.) on the date hereof, DT will be informed of the final number of shares sold and the final pricing of the DT shares sold, which will be the same net pricing (i.e., the public offering price per share less the underwriting discount per share) for Sprint's primary offering.


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         Please confirm your agreement to the foregoing by signing and returning the accompanying copy of this Agreement, whereon this Agreement shall become binding upon Sprint and DT.

                                            Sprint Corporation

                                            By: /s/ Gene M. Betts
                                               ---------------------------
                                               Name:  Gene M. Betts
                                               Title: Senior Vice President

Agreed to as of the date first written above:

Deutsche Telekom AG

By:   /s/ Gerhard Mischke
    -----------------------------
    Name:  Gerhard Mischke
    Title: Attorney-in-Fact

NAB Nordamerika Beteiligungs Holding GmbH

By:   /s/ Gerhard Mischke
    -----------------------------
    Name:  Gerhard Mischke
    Title: Attorney-in-Fact